Exhibit 11.1


            WINN-DIXIE STORES, INC. AND SUBSIDIARIES
               Computation of Earnings Per Share
   Years ended June 26, 1996, June 28, 1995 and June 29, 1994
         (Dollars in thousands except  per share data)



                             June 26, 1996   June 28, 1995  June 29, 1994



Average number of shares of
common stock outstanding       151,577,205     149,434,006    149,288,072




Net earnings          $            255,634         232,187        216,117




Earnings per share    $               1.69            1.56           1.45


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